SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-15789
CUSIP NUMBER	863170304

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: June 30, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Stratus Services Group, Inc. N/A 500 Craig Road, Suite 201 Manalapan, New Jersey 07726

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     On August 8, 2006, the management of Stratus Services Group, Inc. (the "Company") determined, as a result of comments received from the Staff of the Securities and Exchange Commission, that certain warrants issued by the Company have not been accounted for appropriately in accordance with the requirements of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in the Company's Own Stock" ("EITF 00-19"), and related interpretations. Accordingly, certain of the Company's previously issued financial statements should be restated. The restatements will not affect the Company's cash flows or cash positions during the restated periods.

      The Company is currently in the process of restating its financial results for the years ended September 30, 2004 and 2005, and the quarters ended December 31, 2004, March 31, 2005, June 30, 2005, December 31, 2005 and March 31, 2006. Consequently, the Company must review the financial statements for the quarter ended June 30, 2006 in light of such restatements. As a result of the Company's decision to restate certain financial statements, the Company is unable to complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, within the required time periods, without unreasonable effort or expense.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Michael A. Maltzman	732	866-0300

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company completed a series of asset sales transactions in December 2005 pursuant to which, it sold substantially all of the assets used to conduct its staffing service business. Accordingly, the results of the prior year have been restated to present discontinued operations. The Company expects to report an operating loss from continuing operations of $156,000 and $1.4 million for the nine months ended June 30, 2006, respectively, compared to an operating loss from continuing operations of $1.0 million and $2.8 million for the three and nine months ended June 30, 2005, respectively.

Stratus Services Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006	By:	/s/ Michael A. Maltzman Michael A. Maltzman Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).